Nova LifeStyle, Inc.

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:           Terence O'Brien  Branch Chief

Re:          Nova LifeStyle, Inc.
Form 10-K
Filed March 31, 2014 File No. 1-36259

Dear Mr. O'Brien:

Nova LifeStyle, Inc. (“Nova” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated September 12, 2014, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response.

Form 10-K for the year ended December 31, 2013  Management’s Discussion and Analysis, page 35

1.
You state on page 36 that Ding Nuo was established “mainly for engaging in business with IKEA.” Please tell us and revise future filings to the extent material to describe the relationship with IKEA and to disclose the terms of any material agreements with them. Tell us whether you have recognized revenues from IKEA for the periods presented.

Response: IKEA has strict standards and processes to choose and qualify its vendors and suppliers.  In order to be qualified as an IKEA supplier, a company must go through a review, inspection and approval process according to IKEA standards which include the supplier’s operating history, manufacturing facility and equipment,  production capacity, raw materials, employee benefits and work safety, environmental protection and compliance with laws and regulations, among other things.  Nova began the discussions with IKEA to become a supplier in 2012.  In order to expedite the qualification process with IKEA, the Company decided to incorporate a new company and construct a new facility/workshop in full compliance with IKEA's special requirements. Therefore, the Company incorporated Ding Nuo, built a manufacturing facility/workshop and leased it to Ding Nuo specifically for engaging in business with IKEA.  In early September 2014, Ding Nuo completed an initial purchase from IKEA.  The purchase was made under a Contract Review Trading Area – Supplier.  Currently, IKEA is in the process to remotely install a Purchase Agreement (the “PUA”) system into Nova’s computer system, so that IKEA will be able to place future orders through the system for Nova to execute.  Installation of the PUA system is expected to be completed this week; once the PUA is installed, the formal purchase order will be reflected in the system and we expect IKEA will place formal orders (every 2-3 weeks) through the system for the following 3 months. If Nova/DingNuo can successfully fulfill these orders (in terms of timing, product quality, delivery and other requirements) for the 3 months orders, then beginning in 2015, IKEA will provide the Company a yearly order plan.  We will disclose the terms of any material agreements/orders in our future filings.

2.
In the discussion of sales to China on page 39, you state that “We expect this trend to reverse itself in the near future.” However, based on the surrounding disclosures, it is not clear to what trend you are referring. We note the same sentence included in the first and second quarter of 2014 Forms 10-Q. Please explain and revise future filings accordingly.

Response: We intended to say the trend of the decline of sales to franchisees selling our branded products in China will reverse itself in the near future. We will revise this disclosure in future filings.

Critical Accounting Policies, page 37

3.
Please revise your disclosure in future filings to disclose whether your sales policy allows for the return of your products. If so, disclose how such returns are accounted for and quantify sales returns for the periods presented or otherwise disclose whether such returns have historically been material.

Response: Our sales policy allows for the return of product within the warranty period if the product is defective and the defects are the Company’s fault.  However, the amount for return of products was immaterial in 2013 and 2012.  In 2013 and 2012, we had product return of $56,500 and $32,000, respectively.  Although we provide this product return option to our customers, in practice, our customers tend to use other alternatives to resolve the product quality issues, such as 1) get a discount from the Company for the products with quality issues (the Company incurred these discounts in the amounts of  $111,700 and $46,250 for 2013 and 2012, respectively); 2) receive replacement parts from the Company at no cost (the Company incurred the cost for the replacement parts in the amounts of $16,380 and  $8,660 in 2013 and 2012, respectively).  We will include this disclosure in future filings.

Liquidity and Capital Resources, page 41

4.
We note accounts receivable, net is your biggest asset in all periods and that the change in this balance has a significant impact on operating cash flows. Therefore, please revise future filings, beginning with your September 30, 2014 Form 10-Q, to quantify accounts receivable turnover, days sales outstanding and inventory turnover, as you have done in the risk factor on page 19, within the discussion of operating cash flows. Explain significant variances in each of these measures.

Response:  We will revise our future filings, beginning with September 30, 2014 Form 10-Q to quantify accounts receivable turnover, days sales outstanding and inventory turnover, within the discussion of operating cash flows, and explain the significant variance in each of these measures.

5.
Please revise future filings to quantify the amount available for borrowing on each of your existing lines of credit as of the balance sheet date, without violating any of the related covenants. Refer to Section 501.03 of the Financial Reporting Codification.

Response:  We will revise our future filings to quantify the amount available for borrowing on each of our existing lines of credits as of the balance sheet date, without violating any of the related covenants.

Controls and Procedures, page 44

6.
Please identify the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K. Please confirm to us that management has concluded that internal control over financial reporting as of December 31, 2013 was not effective. Refer to Item 308(a)(3) of Regulation S-K. Please ensure that future filings follow all the requirements in this Item.

Response:   The framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting is COSO internal Control-Integrated Framework 2013.  The Company confirms that management has concluded that internal control over financial reporting as of December 31, 2013 was not effective. Future filings will follow all requirements of Item 308 regarding this subject.

7.
Please tell us who prepares your US GAAP financial statements and describe the US GAAP training and experience of this person. In this regard, you may describe: i) the relevant education and ongoing training he or she has had relating to U.S. GAAP; ii) the nature of his or her contractual or other relationship to you; iii) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and iv) his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response: Jeffery Chuang is the person who assists the Company for the preparation of the Company’s US GAAP consolidated financial statements.  Mr. Chuang is a California licensed CPA  with over 15 years of experience in the public accounting industry doing financial statement audits and reviews, preparing financial statement compilations and related footnote disclosures, and preparing corporate, partnership and personal income tax returns.  Mr. Chuang graduated from California State University, Northridge with a Bachelor of Science in Finance and received his Master of Science in Taxation from Golden Gate University in 2006.   Mr. Chuang has experience in preparing and auditing financial statements in accordance with U.S. GAAP in a variety of industries including manufacturing, wholesale, real estate investments, foods, and professional service companies.  Jeffery Chuang is a partner of Z&C CPAs, LLP which has a service agreement with the Company  and Mr. Chuang helps the Company to prepare the quarterly and annual consolidated financials statements to be included in the reports on Forms 10Q and 10K.  The Company retained another consulting company (Cnergy Risk Consulting (Shanghai) Co., Ltd., which  merged into RSM China Consulting Shanghai in 2013) to evaluate effectiveness of internal control over financial reporting for 2013.  Cnergy Consulting is an independent risk consulting company and focusing its services of Risk Management solutions, Internal Control and Internal Audit, and it has good experiences in serving clients with various backgrounds including large multinational companies, China state-owned enterprises and private companies, some of them are among global 1000 and Fortune 500.

8.
Please tell us how you followed the guidance in Rule 2-01(c)(4) of Regulation S-X. Please identify the “U.S. accounting firm” referenced in the risk factor on page 23 and describe for us the specific nature of those services.

Response: The “US accounting firm’ reference in the risk factor on page 23 is  to Z&C CPAs, LLP.  Jeffery Chuang (described above) is a partner of Z&C, CPAs, LLP and provides non-audit services--US GAAP consulting services to the Company which include compiling and preparing quarterly and annual consolidated financial statements for the Company, bookkeeping for the Company as well as updating the Company information to the Nevada Secretary of State.

9.	Please tell us how you considered the disclosure requirement in Item 14(6) of the Form 10-K.

Response: All of the audit work performed on this engagement is performed by the Company's principal accountant Marcum Bernstein & Pinchuk LLP's full-time permanent employees.

Note 11 – Income Taxes and Other Taxes (Receivable) Payable, page F-22

10.
We note that “ASC 740-10 Uncertain Tax Position” had a material impact on your tax rate reconciliation provided on page F-23. We note from page F-13 that the “significant uncertain tax position arose from the transfer pricing between Nova Dongguan and Nova Macao, wherein the Company determined that the gross profit generated by Nova Dongguan from sales to Nova Macao was materially different from profits generated from sales to third parties.” Please explain how the amounts included in the table on page F-14 are reflected in the reconciliation on page F-23. Please explain whether internal gross profits were greater or less than third party profits and for how long you have determined this issue has been occurring.

Response:  In 2013, $109,238 of the $800,778 of increase in gross unrecognized tax benefit in 2013 reflected on page F-14 is related to transfer pricing adjustment between Nova Dongguan and Nova Macao’s intercompany sales. Accordingly, this $109,238 of transfer pricing adjustment is included and reflected in the rate reconciliation on page F-23 as part of the $708,296 of ASC 740-10 Uncertain Tax Position. Internal gross profits were less than third party gross profits in 2013. The issue has been occurring since 2008.

Form 10-Q for the period ended June 30, 2014 Note 15 – Stockholders’ Equity, page 18

11.
We note the Series A, Series B, Series C and Placement Agent Warrants issued in connection with the April 14, 2014 Securities Purchase Agreement. Please provide us with your analysis pursuant to ASC 815-40-25 for classifying these warrants as liabilities. In this regard, it appears that the warrants require physical settlement and that the settlement provision that adjusts the strike price if new equity is issued at a later date below the strike price is within the Company’s control.

Response:  Please see attached our analysis as exhibit 1 pursuant to ASC 815-40-15 and ASC 815-40-25 for reclassifying the Series A, B, C and Placement Agent Warrants issued in April 2014 as liabilities.  With the evaluation of settlement provisions under ASC 815-40-15-7C through 815-40-15-7I, the warrants are not considered indexed to Entity’s own stock based on the following evaluation:

If the settlement amount equals the difference between the fair value of a fixed number of the issuer’s equity shares and a fixed monetary amount, then the instrument or embedded component would be considered indexed to the company’s own stock. However, the strike price or the number of shares used to calculate the settlement amount cannot be considered fixed if the terms of the instrument or embedded component allow for any potential adjustment, regardless of the probability of the adjustment being made or whether the issuer can control the adjustment (ASC 815-40-15-7D).

Liquidity and Capital Resources, page 30

12.
We note that of gross accounts receivable at June 30, 2014, March 31, 2014 and December 31, 2013, the amount with aging within 90 days was 27%, 38% and 80%, respectively, as of those dates. Please explain to us the significant deterioration in aging subsequent to December 31, 2013 and clarify whether there were any changes in credit terms or revenue recognition policies during these periods. Explain how you determined that your allowance for doubtful accounts was adequate at each of the above dates.

Response:  The amount with aging within 90 days was 73%, 62% and 80% of gross accounts receivable at June 30, 2014, March 31, 2014 and December 31, 2013, respectively, as indicated in the following table.

Filing Period	Gross A/R	Within 90 days A/R	Percentage of 90 days A/R
6/30/2014	33,408,682	24,560,274	73%
3/31/2014	25,475,031	15,695,260	62%
12/31/2013	28,247,886	22,567,479	80%

The accounts receivable aging seems reasonable and consistent with our accounts receivable and collection history.  There were no changes in credit terms or revenue recognition policies during these periods.  The Company’s policy is to maintain an allowance for potential credit losses on accounts receivable, currently the Company reserves allowance for doubtful accounts at 1% of gross accounts receivable.  Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves, and believes to reserve 1% of gross accounts receivable as bad debt allowance is adequate.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please email me at  jeffrey_wong@novalifestyle.com

Very truly yours,

/s/ Ya Ming Wong
Ya Ming Wong, Chief Executive Officer
Nova LifeStyle, Inc.

cc:           Tawny Lam, President, Nova LifeStyle, Inc.
Sammy Ho, Chief Financial Officer, Nova LifeStyle, Inc.
Thomas Wardell, Esq

Research Memo - FREESTANDING WARRANTS ISSUED WITH COMMON STOCK IN A PIPE AND NON-EMPLOYEE WARRANTS ISSUED TO PLACEMENT AGENT

Date: April 27, 2014

Client: Nova Lifestyle, Inc.

Prepared by: Jeffery Chuang

Brief description of the transaction:

On April 14, 2014, Nova LifeStyle, Inc. (the “Company”) entered into a Securities Purchase Agreement with certain purchasers pursuant to which the Company will sell to the Buyers, in a registered direct offering, an aggregate of 1,320,059 shares of common stock, par value $0.001 per share, at a negotiated purchase price of $6.78 per share, for aggregate gross proceeds to the Company of $8,950,000.02, before deducting fees to the placement agent and other estimated offering expenses payable by the Company.

As part of the transaction, the Buyers will also receive (i) Series A warrants to purchase up to 660,030 shares of Common Stock in the aggregate at an exercise price of $8.48 per share (the “Series A Warrants”); (ii) Series B warrants to purchase up to 633,628 shares of Common Stock in the aggregate at an exercise price of $6.82 per share (the “Series B Warrants”); and (iii) Series C warrants to purchase up to 310,478 shares of Common Stock in the aggregate at an exercise price of $8.53 per share (the “Series C Warrants” and together with the Series A Warrants and the Series B Warrants, the “Warrants”). The Series A Warrants have a term of four years and are exercisable by the holders at any time after the date of issuance. The Series B Warrants have a term of six months and are exercisable by the holders at any time after the date of issuance. The Series C Warrants have a term of four years and are exercisable by the holders at any time after the date of issuance. After the six month anniversary of the issuance date of the Series C Warrants, to the extent that a holder of Series C Warrant exercises less than 70% of such holder’s Series B Warrants and the closing sale price of the Common Stock is equal to or greater than $9.81 for a period of ten consecutive trading days, then the Company may purchase the entire then-remaining portion of such holder’s Series C Warrants for $1,000.

The exercise prices and the number of shares issuable upon exercise of each of the Warrants are subject to adjustment upon the occurrence of certain events, including, but not limited to, stock splits or dividends, business combinations, sale of assets, similar recapitalization transactions, or other similar transactions. The exercise prices of each of the Warrants are subject to adjustment in the event that the Company issues or is deemed to issue shares of Common Stock for less than the then applicable exercise prices of each of the Warrants.

The exercisability of the Warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.9% of the Common Stock.

In addition, upon each Closing, the Company shall grant Placement Agent or its designees at the Closing warrants (the “Placement Agent’s Warrants”) to purchase that number of shares of common stock of the Company (“Shares”) equal to seven percent (7%) of the aggregate number of Shares placed in the Placement.  The Placement Agent Warrants shall have the same terms, including exercise price, anti-dilution and registration rights, as the warrants issued to the Investors in the Placement.  The placement agent and its designees received Series A warrants to purchase up to 92,404 shares of common stock at the closing.

Issues:

Whether or not the warrants qualify for derivative accounting under ASC 815, “Derivative and Hedging”.

Analysis:

Is the client a public entity?

Yes      X       No _____

Describe the key features of the instrument under consideration.  Please also see “Securities Purchase Agreement”, “Warrant to purchase Common Stock for Series A, B, C warrants” and “Placement Agent Agreement’ filed with the SEC on April 14, 2014.

The warrants contain the following rights/terms:

1.	Provisions for adjustments to the purchase price and number of warrants for any of the following circumstances:

a.	Adjustment to the purchase price for payment of a dividend in shares of common stock and stock split,
b.
Adjustment Upon Issuance of Shares of Common Stock (including issuance of options, issuance of convertible securities, or change in option price or rate of conversion) at a price less than the exercise price in effect immediately prior to such issue or sale,

c.	Other appropriate adjustments to the purchase price and number of warrant shares to protect the Registered Holder’s rights.

2.
At any time warrants are outstanding, and any fundamental transaction occurs, such as reorganization, reclassification, merger, consolidation or disposition of assets, the consummation of a transaction whereby another entity acquires more than 50% of the Company’s outstanding voting stock, or the sale of all or substantially all of the Company’s assets, the successor entity must assume in writing all of our obligations to the Warrant holders.

Additionally, in the event of a fundamental transaction, each warrant holder will have the right to require the Company, or its successor, to repurchase its warrants for an amount of cash equal to the Black-Scholes value of the remaining unexercised portion of such Warrants.

3.
Purchase rights to warrant holders if at any time the Company grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of shares of Common Stock.

4.
Registration rights summarized as follows: The warrant agreement makes no explicit provisions for the Holder to demand registering of the shares.  However, the Company shall use its reasonable best efforts to keep the Registration Statement continuously effective under the Securities Act until the expiration of the Warrant Effectiveness period. “Using reasonable efforts” to file, is deemed to be controlled by the Company, thus does not warrant a derivative treatment.

5.	Cashless exercise option if at the time of exercise the Registration Statement is not effective.

Assess the instruments using the following workflow:

1.
Evaluate the instrument to determine if the instrument is considered a liability under ASC 480, “Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity – Distinguishing liabilities from equity”.

a.	If the instrument is covered under ASC 480, the Company should account for it as required in that standard. Do not complete the rest of this form.

The application of ASC 480 is found in ASC 480-10-5 through ASC 480-10-15, and is summarized as:

(1)	Put warrants (that is, warrants that themselves can be settled in cash) are liabilities under ASC 480-10-5.

(2)
Warrants for puttable stock (that is, the warrant cannot be settled in cash, but whose shares being purchased by the warrant can be sold back to the Company by holder for any reason) are liabilities under ASC 480-10-5.

b.	If the instrument is not under ASC 480, continue to Step 2.

Results of the evaluation:

The instrument does not qualify for treatment under ASC 480, as it does not have put terms, is not redeemable for cash, and cannot be settled in puttable stock, continue to Step 2 below.

2.	Evaluate the instrument to determine if it meets scope exception in ASC 815-10-15-74(a). These requirements are that:

a.	The instrument is indexed to the Company’s own stock (pass 2 steps test under ASC 815-40-15-7); and

b.	The instrument is classified as stockholders’ equity (meet all 7 conditions under ASC 815-40-25-10).

ASC 815-40-15, addresses when an instrument or embedded component that meets the definition of a derivative is considered indexed to the company’s own stock for purposes of applying the scope exception in ASC 815-10-15-74(a). The guidance requires an issuer to apply a two-step approach—it requires the evaluation of an instrument’s or embedded component’s contingent exercise provisions (Step I) and then the instrument’s or embedded component’s settlement provisions (step II).

a.	Evaluation of contingent exercise provisions (Step i) under ASC 815-40-15-7A & 7B, it does not preclude an instrument from being considered indexed to the entity’s own stock, proceed to Step II.

b.	Evaluation of settlement provisions (Step II) under ASC 815-40-15-7C through 815-40-15-7I. The warrants are not considered indexed to Entity’s own stock based on the following evaluation:

If the settlement amount equals the difference between the fair value of a fixed number of the issuer’s equity shares and a fixed monetary amount, then the instrument or embedded component would be considered indexed to the company’s own stock. However, the strike price or the number of shares used to calculate the settlement amount cannot be considered fixed if the terms of the instrument or embedded component allow for any potential adjustment, regardless of the probability of the adjustment being made or whether the issuer can control the adjustment (ASC 815-40-15-7D).

In the Agreement of warrant to purchase Common Stock for Series A, B, C warrants, clause 2 (b) states:

If and whenever on or after the date of the Securities Purchase Agreement, the Company issues or sells, or is deemed to have issued or sold, any shares of Common Stock (including the issuance or sale of shares of Common Stock owned or held by or for the account of the Company, but excluding any Excluded Securities (as defined in the Securities Purchase Agreement) issued or sold or deemed to have been issued or sold) for a consideration per share less than a price equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale, then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the New Issuance Price.

Conclusion of the analysis:

The freestanding warrants are NOT considered indexed to the company’s own stock under ASC 815-40-15, accordingly it will be classified as liability, initially recorded at fair value with changes in fair value recorded in earnings every reporting period.